Exhibit 99.1

FOR RELEASE

UNITIL REPORTS FIRST QUARTER EARNINGS

HAMPTON, N.H., APRIL 27, 2017 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $12.4 million, or $0.88 per share, for the first quarter of 2017, an increase of $1.5 million, or $0.10 per share, compared to the first quarter of 2016. The Company’s earnings in the first quarter of 2017 were driven by higher natural gas and electric sales margins, reflecting: higher distribution rates, customer growth and colder winter weather, compared to the first quarter of 2016.

“The colder weather in our service areas this winter compared to last year, combined with solid customer growth and an effective regulatory agenda all contributed to strong earnings in the first quarter,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “We continue to expand and upgrade our distribution infrastructure, due to strong economic growth in our service areas. We are well positioned for robust expansion in the years ahead.”

Natural gas sales margin was $38.0 million in the three months ended March 31, 2017, resulting in an increase of $2.1 million compared to the same period in 2016. Gas sales margin in the first quarter of 2017 was positively affected by: higher natural gas distribution rates, the positive impact of colder winter weather on sales and customer growth. Total therm sales of natural gas increased 3.6% in the three months ended March 31, 2017 compared to the same period in 2016. Based on weather data collected in the Company’s natural gas service areas, there were 5.4% more HDD in the first quarter of 2017 compared to the same period in 2016.

Electric sales margin was $22.0 million in the three months ended March 31, 2017, resulting in an increase of $1.9 million compared to the same period in 2016. Electric sales margin in the first quarter of 2017 was positively affected by higher electric distribution rates and customer growth.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $1.7 million in the three months ended March 31, 2017, an increase of $0.1 million compared to the same period in 2016. Usource’s revenues are primarily derived from fees billed to suppliers as customers take delivery of energy from those suppliers under term contracts brokered by Usource.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Operation and Maintenance (O&M) expenses increased $0.2 million in the three months ended March 31, 2017 compared to the same period in 2016. The change in O&M expenses reflects higher compensation and benefit costs of $0.4 million, partially offset by lower utility operating costs of $0.2 million.

Depreciation, Amortization, Property Taxes and other expenses increased $1.2 million in the three months ended March 31, 2017 compared to the same period in 2016, reflecting higher depreciation and property taxes on higher utility plant assets in service.

Interest Expense, net increased $0.5 million in the three months ended March 31, 2017 compared to the same period in 2016, reflecting lower net interest income on net regulatory assets/liabilities and higher levels of short-term debt.

Income Taxes increased $0.7 million for the three months ended March 31, 2017, reflecting higher pre-tax earnings in the current period.

At its January 2017 and April 2017 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.36 per share. These quarterly dividends result in a current effective annual dividend rate to $1.44 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss first quarter 2017 results on Thursday, April 27, 2017, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

104,300 electric customers and 79,900 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2017 and 2016 is presented in the following table:

Unitil Corporation – Condensed Financial Data

(Millions, except Per Share and Shares Data) (Unaudited)

	Three Months Ended March 31,
	2017	2016	Change
Gas Therm Sales:
Residential	21.0	19.8	6.1%
Commercial/Industrial	64.9	63.1	2.9%

Total Gas Therm Sales	85.9	82.9	3.6%

Electric kWh Sales:
Residential	176.2	175.4	0.5%
Commercial/Industrial	236.2	241.9	(2.4%)

Total Electric kWh Sales	412.4	417.3	(1.2%)

Gas Revenues	$74.8	$73.1	$1.7
Cost of Gas Sales	36.8	37.2	(0.4)

Gas Sales Margin	38.0	35.9	2.1

Electric Revenues	49.5	51.1	(1.6)
Cost of Electric Sales	27.5	31.0	(3.5)

Electric Sales Margin	22.0	20.1	1.9

Usource Revenues	1.7	1.6	0.1

Total Sales Margin	61.7	57.6	4.1

Operation & Maintenance Expenses	17.6	17.4	0.2

Depreciation, Amortization, Property Taxes & Other	18.0	16.8	1.2

Interest Expense, Net	6.0	5.5	0.5

Income Before Income Taxes	20.1	17.9	2.2
Income Tax Expense	7.7	7.0	0.7

Net Income	$12.4	$10.9	$1.5

Earnings Per Share	$0.88	$0.78	$0.10

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com